

Mail Stop 4720

June 20, 2018

Mark A. Schroeder
Chairman and Chief Executive Officer
German American Bancorp, Inc.
711 Main Street, Box 810
Jasper, IN 47547

> **Re: German American Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 15, 2018**
> **File No. 333-225668**

Dear Mr. Schroeder:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Purnell, Staff Attorney, at (202) 551-3454 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Bradley Arnett, Esq.